SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                 No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2010, incorporated by reference herein:
Exhibit
99.1
Release dated March 17, 2010, entitled “BLYVOORUITZICHT JUDICIAL
MANAGEMENT EXTENSION”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March, 17, 2010
By:   /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or “the Company”)
Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) a 74% owned subsidiary of DRDGOLD, today (17 March 2010) filed papers with Blyvoor’s joint judicial managers in anticipation of a meeting scheduled with them for 18 March 2010, supporting its view that the mine should be lifted from judicial management.

In the filed papers, Blyvoor provides guidance on the rehabilitation of panels damaged in seismicity and the opening up and development of areas accessed through the mine’s ongoing WAP project and has made the following submissions in support of its view:

•                       Between the months of November 2009 to February 2010 Blyvoor made a net profit of
                        R33.6 million and generated net cash flows after capital expenditure of R27.5 million.

•                      The majority of pre-judicial management debts have been paid in full and all trade creditors are back on normal terms.

The meeting has been scheduled and the papers provided to ensure that the judicial managers are in possession of adequate and complete information to compile and submit to the High Court the required written report on the financial status of Blyvoor by 13 April 2010.

Yesterday (16 March 2010), the High Court granted a 28-day extension to the judicial management order, in order for the aforementioned report to be filed.

The financial information included in this announcement has not been reviewed or reported on by the

Company’s auditors.

Blackheath
17 March 2010

Sponsor: One Capital